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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                     Pursuant to Rule 13a-16 or 15d-16 under

                       the Securities Exchange Act of 1934

                         For the month of February, 2003

                               MAKITA CORPORATION
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                 (Translation of registrant's name into English)

            3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan
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                    (Address of principal executive offices)



[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

Form 20-F [X] Form 40-F  [ ]


[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes [ ] No [X]



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                         MAKITA CORPORATION
                                                    ----------------------------
                                                            (Registrant)


                                           By:      /s/ Masahiko Goto
                                               ---------------------------------
                                                        (Signature)
                                                        Masahiko Goto
                                                        President


Date: February 28, 2003


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For immediate release

                                                               February 28, 2003

Company name: MAKITA CORPORATION
Representative: Masahiko Goto, President
Code number: 6586
Stock exchange listings: First sections of the Tokyo and
           Nagoya stock exchanges
For further information, contact
           Kenichiro Nakai, Director and General Manager of the
           Administration Headquarters
           Telephone: In Japan: 0566- 97-1717, from overseas: +81-566-97-1717


              TRANSFER TO GOVERNMENT OF THE SUBSTITUTIONAL PORTION
                         OF THE EMPLOYEE'S PENSION FUND

Accompanying the implementation of the Law Concerning Defined Benefit Pension Plans, Makita Corporation has received an exemption, effective January 30, 2003, from the Ministry of Health, Labour and Welfare regarding its obligations for future payments related to the portion of the Makita Employee's Pension Fund.

Since the temporary measures under Article 47-2 of the Guidelines for Retirement Pension Accounting (Interim Report) (Report No. 13 of the Committee on the Accounting System of the Japan Association of Certified Public Accountants) are not scheduled to apply to the Company, there will be no effect on the Company's non-consolidated income statement determined in accordance with accounting principles generally accepted in Japan for the current period under review. If the temporary measures of Article 47-2 of the Guidelines were to be applied to the Company's non-consolidated accounts, the Company would be viewed as likely to report an extraordinary profit of approximately 5.0 billion yen on a non-consolidated basis. The actual impact on income statement at the time of the transfer of the aforementioned portion of the Employee's Pension Fund will vary according to the asset management performance of the pension fund assets and other factors.

With respect to its consolidated accounts, the Company will apply accounting principles generally accepted in the United States as specified in Emerging Issues Task Force Issue No. 03-02 "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities" ("EITF 03-02"). In accordance with EITF 03-02, the entire separation process should be accounted for at the time of completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as a settlement transaction in accordance with Statement of Financial Accounting Standards No. 88 "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits". As such, there will be no impact to the consolidated accounts for the current fiscal year ending March 31, 2003 because the final transfer to the government will not be made until after that date. The Company has not, as yet, determined the ultimate impact of the settlement under EITF 03-02.